UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-52685

04004609

FACING PAGE
Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INNOVATION CAPITAL, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 N. Federal Highway
(No. and Street)

Boca Raton	Florida	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Jordan — 561-953-5052
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

RECEIVED
FEB 27 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Bruce Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Innovation Capital, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

President
(Title)

(Notary Public)

Colleen S. Robichaud
Commission #DD142994
Expires: Aug 16, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

INNOVATION CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO STATEMENT OF FINANCIAL CONDITION	3 - 5

INDEPENDENT AUDITORS' REPORT

To the Member
Innovation Capital, LLC
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Innovation Capital, LLC as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Innovation Capital, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the statement, the Company has incurred operating losses and negative cash flows from operations since inception in May 2000. In the absence of achieving profitable operations and positive cash flows from operations or obtaining equity financing, the Company may have difficulty meeting current obligations or maintaining required minimum regulatory net capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of these uncertainties.

Kaufman, Rossin + Co.

Miami, Florida
January 29, 2004

INNOVATION CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$	15,676
SECURITIES OWNED, AT MARKET		2,500
OTHER ASSETS		2,342
	$	20,518

LIABILITIES AND DEFICIENCY IN ASSETS

LIABILITIES		
Accounts payable and accrued liabilities	$	8,483
SUBORDINATED LIABILITY (NOTE 3)		20,000
DEFICIENCY IN ASSETS (NOTE 2)		(7,965)
	$	20,518

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Innovation Capital, LLC (the Company), a wholly owned subsidiary of Cenetec, LLC, is a broker-dealer specializing in investment banking services. The Company's membership in the National Association of Securities Dealers, Inc. (NASD) became effective December 6, 2000. The Company provides a range of advisory services for public and privately-held businesses, at varying stages of development. In addition, the Company assists clients with their financing requirements, including the raising of capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Securities Transactions

Securities transactions are reported on a trade date basis, and are valued at quoted market or dealer quotes.

Income Taxes

The Company is a single member limited liability company that is not subject to income taxes as it is a disregarded entity for income tax purposes. Its operations are reflected in the tax return of the Company's sole member.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2. GOING CONCERN

The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has incurred operating losses and negative cash flows from operations since inception in May 2000.

The Company's ability to continue as a going concern is dependent upon achieving profitable operations and positive cash flows from operations or through equity financing. These conditions raise substantial doubt about the Company's ability to continue as a going concern. This financial statement does not include any adjustments that might result from the outcome of these uncertainties. In January 2004, the sole member made a capital contribution of $6,000 and entered into an agreement to sell the Company before February 28, 2004. The sole member believes it will be successful in this transaction, but no absolute assurances can be made.

NOTE 3. LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The liability subordinated to claims of general creditors may be repaid at the stated maturity date only if, after giving effect to such repayment, the Company meets the regulatory net capital requirements governing repayment of such subordinated debt. The loan was made on under agreements pursuant to the rules and regulations of the Securities and Exchange Commission and approved by the NASD.

The lender is the sole member of the Company. The loan accrued interest at 7% per annum and was to mature on March 30, 2004. On March 31, 2003, the loan, with NASD approval, was amended changing its interest to 4.6% per annum and its maturity to December 31, 2006.

Effective November 30, 2003, the sole member contributed capital through its forgiveness of accrued interest of $963 on the loan and at December 31, 2003, $76 was payable to the member and is included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 4. ECONOMIC DEPENDENCY AND RELATED PARTY TRANSACTIONS

The Company has an agreement with its sole member whereby the Company receives essential overhead expense items including rent, utilities, local telephone, internet connection and use of furniture and equipment, at no charge. This agreement expires each December and shall be reviewed annually thereafter. In addition, during 2003 the sole member contributed cash of $27,617.

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2003, the Company's "Net Capital" was $7,193 which exceeded requirements by $2,193, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 1.18 to 1.

KAUFMAN ROSSIN & CO.
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd., ste. 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd., ste. 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:
www.kaufmanrossin.com